PRINCOR GOVERNMENT SECURITIES INCOME FUND, INC.
                     DISTRIBUTION AND SHAREHOLDER SERVICING
                               PLAN AND AGREEMENT
                                 CLASS R SHARES

         PLAN AND AGREEMENT made as of the ___ of ________, 1995, by and between PRINCOR GOVERNMENT SECURITIES INCOME FUND, INC., a Maryland corporation (the "Fund"), and PRINCOR FINANCIAL SERVICES CORPORATION, an Iowa corporation (the "Underwriter").

         WHEREAS, Rule 12b-1 under the Investment Company Act of 1940 (the "Act"), provides that a registered open-end management investment company may participate in financing the distribution of securities of which it is the issuer; and

         WHEREAS, any payments made by the Fund in accordance with Rule 12b-1 must be made pursuant to a written plan describing all material aspects of the proposed financing of distribution; and

         WHEREAS, the Underwriter acts as the underwriter for the Fund; and various broker-dealers (the "Dealers"), including the Underwriter, sell shares of the Fund and provide services to existing shareholders; and

         WHEREAS, the Board of Directors of the Fund has determined that the Fund should make direct payments to the Underwriter for transmission to Dealers (including the Underwriter) in connection with selling Class R shares of the Fund and the rendering of services to Class R shareholders and that such payment should be separate from the investment advisory and management fee paid to Princor Management Corporation; and

         WHEREAS, the Board of Directors of the Fund has determined that there is a reasonable likelihood that the adoption of the Plan will benefit the Fund and its Class R shareholders;

         NOW, THEREFORE, the following shall constitute the written Plan pursuant to which the Fund shall participate in financing the distribution of its Class R shares.

         Section 1. The Fund is hereby authorized to make payments to the Underwriter from that portion of its assets attributable to its Class R shares for the purpose of reimbursing the Underwriter for expenses it incurs in connection with sales of the Class R shares and to compensate the Underwriter and other selling Dealers for (i) providing shareholder services to existing Class R shareholders, including without limitation, furnishing information as to the status of shareholder accounts, requests, responding to telephone and written inquiries, and assisting shareholders with tax information and (ii) rendering assistance in the distribution and promotion of the sale of Class R shares to the public.

         In consideration of the activities described above, the Fund shall pay the Underwriter a fee after the end of each month at the annual rate of 0.75% of the daily net asset value of the Fund's Class R shares. The Underwriter shall retain such amounts as are appropriate to compensate the Underwriter for actual expenses incurred in distributing and promoting the sale of Class R shares to the public and remit such amounts as are appropriate to other Dealers in recognition of their services and assistance as described above provided however the Underwriter shall not pay compensation to registered representatives and Dealers for the services they render to Class R shareholders in an amount exceeding 0.50% annually of the daily net asset value of the Fund's Class R shares. If the aggregate payments received by the Underwriter under this Plan in any fiscal year exceed the expenditures made by the Underwriter in such fiscal year for these purposes, the Underwriter shall promptly reimburse the Fund for the amount of such excess.

         Section 2. This Plan shall not take effect  until it has been  approved
(1) by a vote of at least a majority (as defined in the Act) of the outstanding Class R shares of the Fund and (2) by votes of the majority of both (i) the Board of Directors of the Fund, and (ii) those Directors of the Fund who, except for their positions as Directors of the Fund, are not "interested persons" (as defined in the Act) of the Fund and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to this Plan (the "Disinterested Directors"), cast in person at a meeting called for the purpose of voting on this Plan or such agreements.

         Section 3. Unless sooner terminated pursuant to Section 5, this Plan shall continue in effect for a period of twelve months from the date it takes effect and thereafter shall continue in effect so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Section 2(2).

         Section 4. A representative of the Underwriter shall provide to the Board and the Board shall review at least quarterly a written report of the amounts so expended and the purposes for which such expenditures were made.

         Section 5. This Plan may be terminated at any time by vote of a majority of the Disinterested Directors, or by vote of a majority (as defined in the Act) of the Fund's outstanding Class R shares.

         Section 6. Any agreement of the Fund related to this Plan shall be in writing and shall provide:

         A. That such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the members of the Board of Directors of the Fund who are not interested persons of the Fund and have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan or by a vote of a majority (as defined in the Investment Company Act of 1940) of the Fund's outstanding Class R shares on not more than sixty days' written notice to any other party to the agreement); and

         B. That such agreement shall terminate automatically in the event of its assignment.

         Section 7. While the Plan is in effect, the selection and nomination of Directors who are not interested persons (as defined in the Act) of the Fund shall be committed to the discretion of the Directors who are not interested persons.

         Section 8. The Fund shall preserve copies of this Plan and any related agreements and all reports made pursuant to Paragraph 4, for a period of not less than six years from the date of the Plan, or the agreements or such report, as the case may be, the first two years in an easily accessible place.

         Section 9. This Plan may not be amended to increase materially the amount of distribution expenses provided for in Section 1 hereof unless such amendment is approved in the manner provided for initial approval in Section 2 hereof and no other material amendment to this Plan shall be made unless approved in the manner provided for initial approval in Section 2(2) hereof.

         IN WITNESS WHEREOF, the parties hereto have executed and delivered this Plan as of the first date written above.

                 PRINCOR GOVERNMENT SECURITES INCOME FUND, INC.



                       By: ______________________________
                          A. S. Filean, Vice President

                           PRINCOR FINANCIAL SERVICES
                                   CORPORATION


                       By: ______________________________
                             S. L. Jones, President